Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record by the close of business on August 26, 2024 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming annual and extraordinary general meeting of the Company to be held on September 25, 2024 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than September 25, 2024, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Important Note: By executing this proxy card, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the approval of Proposals No. 4 or 6. If you are a controlling shareholder or have a personal interest in either of Proposals No. 4 or 6 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of each of Proposals No. 4 and 6, as applicable), please notify the Company’s Deputy CEO & CFO at eran@collplant.com or by mail to the Company’s offices, c/o Mr. Eran Rotem, at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel. If your shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest in either of Proposals No. 4 or 6, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

CollPlant Biotechnologies Ltd.

Dated: August 20, 2024

ANNUAL AND ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:	CollPlant Biotechnologies Ltd.
Fax Number: +972-73-232-5602
Email: eran@collplant.com
Telephone Number: +972-73-232-5600
Annual and Extraordinary General Meeting to be held on September 25, 2024

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature/Medallion

CONTACT INFO:
Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES HELD AS OF AUGUST 26, 2024:

NUMBER OF ORDINARY SHARES BEING VOTED:

DATE: , 2024

CollPlant Biotechnologies Ltd.

Annual and Extraordinary General Meeting

September 25, 2024

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Eran Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on August 26, 2024 at the Annual and Extraordinary General Meeting of the Company to be held in Israel on September 25, 2024 at 10:00 a.m. Israel time in respect of the following resolution:

1(a). To approve the re-election of Dr. Roger Pomerantz to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(b). To approve the re-election of Dr. Abraham (Avri) Havron to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(c). To approve the re-election of Mr. Joseph Zarzewsky to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(d). To approve the re-election of Dr. Elan Penn to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(e). To approve the re-election of Mr. Hugh Evans to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(f). To approve the re-election of Ms. Alisa Lask to the Company’s Board of Directors until the next annual general meeting of shareholders. ☐ FOR ☐ AGAINST ☐ ABSTAIN

1(g).

To approve the re-election of Mr. Yehiel Tal (who also serves as the Company’s CEO) to the Company’s Board of Directors until the next annual general meeting of shareholders.

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

2.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

☐ FOR          ☐ AGAINST           ☐ ABSTAIN

3. To approve the extension of the expiry date of certain options previously granted to Dr. Elan Penn and Dr. Abraham (Avri) Havron, directors of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve the extension of the expiry date of certain options previously granted to Mr. Yehiel Tal, the Company’s CEO and director. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5. To approve the grant of restricted share units (RSUs) to each of the Company’s directors (other than to Mr. Yehiel Tal, the Company’s CEO, – see Proposal No. 6). ☐ FOR ☐ AGAINST ☐ ABSTAIN

6. To approve the grant of restricted share units (RSUs) to Mr. Yehiel Tal, the Company’s CEO and director. ☐ FOR ☐ AGAINST ☐ ABSTAIN

By executing this proxy card, the above-noted holder of ordinary shares of the Company will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the approval of Proposals No. 4 or 6. If you are a controlling shareholder or have a personal interest in either of Proposals No. 4 or 6 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of each of Proposals No. 4 and 6, as applicable) please notify the Company as described in the notice above.

End of Resolutions.

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON SEPTEMBER 25, 2024 TO BE VALID

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